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                              [GeriMed Letterhead]



                                 October 4, 2000

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


         Re:      Registration Statement
                  File No. 333-33744
                  Public Offering of Common Stock of
                  GeriMed of America, Inc.

Ladies and Gentlemen:

         The undersigned, being the Chief Executive Officer of GeriMed of America, Inc. (the "Company"), respectfully requests that the Registration Statement on Form S-1, originally filed on March 31, 2000 (File No. 333-33744) be withdrawn. The Company requests this withdrawal because it has determined that the creation of an internal market is not appropriate at the present time.

         The Company requests that it receive the Order of Withdrawal as soon as practicable after issuance by the Commission and that a copy of the Order be forwarded to Jeffrey A. Sherman, Esq., Faegre & Benson LLP, 2500 Republic Plaza, 370 Seventeenth Street, Denver, Colorado 80202.

                                            Respectfully submitted,

                                            GERIMED OF AMERICA, INC.


                                            By: /s/ James F. Riopelle
                                                -------------------------------
                                                James F. Riopelle, CEO